Trinity Mirror plc

12g3-2(b)



12 June 2006


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2006
WASH. D.C.
190
SECTION

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

pp. Josefina Tallqvist

Encs.

PROCESSED
JUN 2 3 2006
THOMSON
FINANCIAL

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

AVIVA

Aviva plc
PO Box 89
Surrey Street
Norwich NR1 3DR

Facsimile

To:	The Company Secretary Trinity Mirror plc	**Fax:**	020 7293 3360
From:	Diane Thirkettle Global Reporting Unit Aviva plc	**Fax:** **Direct Tel:**	01603 680660 01603 687803
Date:	9 June 2006	**Pages:**	4 including cover
Subject:	Section 198 Notification		

Please find attached copy notification, the original is in the post to you.

Please contact me if you have any queries.

Yours faithfully




SEC MAIL
PROCESSING
RECEIVED
JUN 22 2006
WASH. D.C.
190
SECTION

Diane Thirkettle
for and on behalf of
Aviva plc

AVIVA

Aviva plc PO Box 89 Surrey Street Norwich NR1 3DR www.aviva.com

The Company Secretary
Trinity Mirror plc
1 Canada Square
Canary Wharf
LONDON
E14 5AP

Direct Line: 01603 687803
Fax: 01603 680660
Our Ref: GRU/DT

9 June 2006

Dear Sir

TRINITY MIRROR PLC – SEDOL 0903994

The attached notification is provided to you, on behalf of Aviva plc and its subsidiaries, and in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985.

If in future you would prefer to receive these notifications via e-mail please could you provide a suitable e-mail address that could be used for this purpose. Please direct your reply to globrep@norwich-union.co.uk.

Yours faithfully



Diane Thirkettle
for and on behalf of
Aviva plc

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Trinity Mirror plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Ltd	2,677,532*
Chase GA Group Nominees Ltd	9,741,241*
Chase Nominees Ltd	539,962*
CUIM Nominee Ltd	2,108,567*
Vidacos Nominees Ltd	106,822*

* denotes beneficial interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a



7. Number of shares / amount of stock disposed

3,458,580

8. Percentage of issued class

1.20%

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

08 June 2006

293,090,081

11. Date company informed

09 June 2006

12. Total holding following this notification

15,174,124*

Sld 4,686,167

5.177%

* beneficial interest only

13. Total percentage holding of issued class following this notification

5.28%

14. Any additional information

Figures are based on shares in issue of 287,463,947

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification


MAIL PROCESSING
RECEIVED
JUN 2 2 2006
WASH, D.C.
190
SECTION

Date of notification

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571
Additional Distribution	


SEC MAIL
RECEIVED
JUN 2 9 2006
WASH. D.C.
190

Full Announcement Text

The Company has today received notification from Aviva plc, on behalf of its subsidiary Morley Fund Management Limited, that they are interested in 15,174,124 (previously 19,860,291) Trinity Mirror plc Ordinary Shares, representing 5.177% (previously 6.77%) of the issued share capital.

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Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Linda Mailey
Contact Telephone No	020 7293 2571

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